UNITED STATES

                             SECURITIES AND EXCHANGE COMMISSION
                                        WASHINGTON ,   D . C . 20549



     DIVISION OF
CORPORATION FINANCE




                                                             May 31, 2019

Charles Drucker
Executive Chairman and Chief Executive Officer
Worldpay, Inc.
8500 Governor's Hill Drive
Symmes Township, OH 45249

         Re: Worldpay, Inc.
             Form 10-K For Fiscal Year Ended December 31, 2018
             Filed February 26, 2019
             File No. 001-35462

Dear Mr. Drucker:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

         After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Adjustments, page 38

1. Please tell us where you provide the disclosure required by Item 10(e)(i)(C) of Regulation
        S-K. If your disclosure under the heading "Adjusted Net Income" on page 38 is intended to meet this requirement, please revise your disclosure to better explain why the specific adjustments made by your company result in a measure that provides useful information to your investors. Your current disclosure does not acknowledge that your Adjusted Net
        Income metric retains all of your revenue while removing some of the expenses that were necessary to achieve that revenue; additionally, your current disclosure appears overly generic when explaining why these adjustments and the resulting Non-GAAP metric provide useful information to your investors.
2. We note that your Non-GAAP measure Adjusted Net Income contains an adjustment titled "Intangible Amortization Expense." Please provide us with a reconciliation of the
 Charles Drucker
Worldpay, Inc.
May 31, 2019
Page 2
         amount of the adjustment seen in your Non-GAAP measure to the amount of amortization expense quantified in Note 5 to your financial statements, and if different, to your total
         GAAP amortization expense. Please provide this information for each of Fiscal 2017,
         Fiscal 2018 and the three months ended March 31, 2019. If the amount of this adjustment differs from your total GAAP amortization expense, please tell us in more detail why you believe adjusting for this specific amount of amortization expense provides useful information to your investors and how you considered whether this results in the presentation of an individually tailored recognition and measurement method for amortization expense. Refer to the guidance in Question 100.04 of the April 4, 2018
         Compliance and Disclosure Interpretations on Non-GAAP Financial Measures available on our website at
https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or
Jennifer
Thompson, Accounting Branch Chief at (202) 551-3737 with any questions.



FirstName LastNameCharles Drucker                             Sincerely,
Comapany NameWorldpay, Inc.
                                                              Division of
Corporation Finance
May 31, 2019 Page 2                                           Office of
Consumer Products
FirstName LastName